Humana Inc. Ratio of Earnings to Fixed Charges (Dollars in thousands)					Exhibit 12.1
	Six months
	ended
	June 30,	For the fiscal year ended December 31,
	2002	2001	2000	1999	1998(4)	1997
Income (loss) before income taxes	$135,484	$183,080	$113,990	$(404,839)	$203,083	$270,129
Fixed charges	22,215	52,010	52,843	53,592	61,327	28,793
Total earnings	$157,699	$235,090	$166,833	$(351,247)	$264,410	$298,922
Interest charged to expense	$8,781	$25,302	$28,615	$33,393	$46,972	$19,617
One-third of rent expense	13,434	26,708	24,228	20,199	14,355	9,176
Total fixed charges	$22,215	$52,010	$52,843	$53,592	$61,327	$28,793
Ratio of earnings to fixed charges (1)(2)	7.1x	4.5x	3.2x	(3)	4.3x	10.0x

Notes
(1)

For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)				There are no shares of preferred stock outstanding.
(3)

Due to a loss in 1999, caused primarily by pretax charges of $584.8 million, the ratio coverage was less than 1.0x. Additional pretax earnings of $404.8 million would be needed to achieve a coverage of 1.0x. Excluding pretax charges of $584.8 million primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening, the ratio of earnings to fixed charges would have been 4.4x for the year ended December 31, 1999.

(4)

Excluding 1998 pretax charges of $132.4 million primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive, the ratio of earnings to fixed charges would have been 6.5x for the year ended December 31, 1998.